Earnings Release 4Q20 results 1 8 F E B R U A R Y 2 0 2 1 D E L I V E R I N G O N E X P E C T A T I O N S B A C K T O G R O W T H I N A N U N E X P E C T E D Y E A R

1

Earnings Release
4Q20 results

Amsterdam (18 February 2021) - VEON Ltd.(VEON) announces results for the fourth quarter ended 31 Dec 2020:

2020 HIGHLIGHTS:

- VEON's recovery continued as growth on a local currency basis returned in the fourth quarter, amidst unprecedented challenges
- Group performance and cost structure were improved by streamlining HQ, empowering local operations and enhancing governance
- VEON executed on a record network rollout, driving growth in 4G users of 34% YoY, (+20 million). Data revenues grew by 15.0% YoY in local currency
- Portfolio optimization remained a focus, as shown by our exit from Armenia. Further opportunities to unlock value are being explored

2020 saw the global telecoms industry facing unprecedented challenges, as we battled the COVID pandemic with the associated lockdowns and faced a material slowdown in economies. During this time, VEON stepped-up support to our over 200 million customers, addressing their changing demands associated with the new normal

- During the last year, the group concluded a major transformation from a centralized entity to a structure with fully empowered country operations governed by the local operating boards. This has enabled us to further strengthen the governance and expedite the decision-making processes across all local business lines
- The Group delivered FY 2020 results in line with guidance, with full-year revenue of USD 7,980 million (down 1.6% YoY in local currency) and EBITDA Adj. of USD 3,453 million (down 2.1% YoY in local currency). Capex intensity of 23.7% was within guidance range and Group Net Debt/EBITDA of 2.3x (post IFRS) is in line with the Group's medium-term target of 2.4x
- 4Q20 Group revenue returned to growth in local currency terms, rising by 1.4% YoY. Encouragingly, almost all operations saw improved YoY trends in the quarter compared to 3Q20, demonstrating resilience to COVID-19 restrictions across our markets. Reported revenue decreased by 11.3% YoY mainly due to currency movements
- Over the course of the year we have seen a new leadership team led by Alexander Torbakhov being established in Beeline Russia. Supported by the newly formed local board of directors, this team has been executing on the operational turnaround. Beeline Russia recorded steady improvement in local currency revenue trends throughout the second half of the year, with an encouragingly positive YoY revenue trend in December (+3.6%)
- The Group EBITDA for 4Q20 increased by 0.8% YoY in local currency terms, an encouraging improvement led in particular by the strong double-digit EBITDA growth from Ukraine and Kazakhstan. Reported Group EBITDA was down 11.6% YoY due to adverse currency movements during the period
- We successfully implemented our investment plans, with total operational capex of USD 1,889 million, supporting the expansion of our 4G customer. The combined 4G population coverage of our subsidiaries reached 73% with an increase of 19 pp over the year. This strong growth in 4G subscribers will be instrumental in driving both the continued growth in the core business and in enabling our digital services
- Driven by targeted network investments and other customer care measures the Group's 4G user base increased by 20 million YoY and 5 million QoQ, bringing the total 4G user base to 80 million. The Group recorded a QoQ increase in its total subscribers, which grew by 1.7 million in 4Q20 to 213.5 million
- Mobile data revenues for the year were up by 15.0% YoY in local currency, driven by the growth in 4G users with correspondingly higher ARPUs. 4G subscriber penetration was at 38% at year-end and enhancing this over the next few years will be a key tailwind for the Group, driving further growth in data revenues
- VEON's digital businesses continued to expand their customer reach. JazzCash closed the quarter with 12.2 million monthly active users (+67% YoY), Toffee TV in Bangladesh reached 2.3 million monthly active users from launch in November 2019 and Beeline TV had 2.7 million monthly active users (+33% YoY) in 4Q20. We believe that digital opportunities will be key enablers of medium-term growth
- The Group's balance sheet was strengthened throughout the year, with USD 3.8 billion in multi-currency debt financing activities which increased the proportion of local currency funding. The average cost of debt was reduced by 1.5 p.p. from 7.4% to 5.9%, and the average debt maturity was extended by 13 months from 2.4 to 3.5 years, compared to December 2019

The non-IFRS financial measures used in this document, including EBITDA, EBITDA margin, EBITDA Adjusted and EBITDA Adjusted margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures ("Operational capex"), Capex Intensity, local currency trends, ARPU, are defined in Attachment A "Definitions" on page 18. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 3.

2

Earnings Release
4Q20 results

VEON

Our co-Chief Executive Officers commented on 2020 results

Kaan Terzioğlu:

"Customers are at the heart of our organization as we work hard on improving their overall experience. This starts from our network investments and continues through the entire value chain, as we redesign our offers, execute on customer appreciation programs, broaden our digital portfolio and reorganize our distribution network.

Providing seamless customer experience across all dimensions remains the priority of our operating companies. A good example is Russia, where the new leadership team delivered on improving network quality with record rollout, improved the accessibility of our products, and grew our range of digital services resulting in a steady improvement in both subscriber and revenue trends."

Sergi Herrero:

"This was a year in which we made further progress in building out our digital platforms across the three verticals of fintech, adtech and entertainment. We continue to see immense opportunity for the digital business across our various operations and this will remain a key driver of the long-term growth prospects for our Group.

In Pakistan we have again led the market, reaching record revenue in 4Q20. In Ukraine, we delivered solid results, building on the best 4G network. In Kazakhstan, we posted 20% year-on-year growth in revenue. While continuing to support our growth markets, we shall dedicate new focus on cost efficiencies across the Group, as well as further optimizing our capital structure and streamline our portfolio."

KEY FIGURES

- **4Q20 Revenue:** USD 1,998 million, -11.3% YoY on a reported basis due to currency movements; back to growth +1.4% YoY in local currency, with solid growth in Ukraine, Kazakhstan, Pakistan, Bangladesh revenues and improving trends in Russia
- **4Q20 EBITDA:** USD 826 million, -11.6% YoY on a reported basis due to currency movements; back to growth +0.8% YoY in local currency as increase in Ukraine, Kazakhstan and Bangladesh EBITDA, as well as cost optimization at HQ,
- **4Q20 Operational Capex:** USD 674 million, with full-year capex intensity of 23.7%, in line with our investment plans
- **Solid capital structure in 4Q20:** leverage level at 2.0x excluding lease liabilities, 2.3x including lease liabilities; total cash and undrawn committed credit lines at USD 3.2 billion; average cost of debt of 5.9% and improved average debt maturity of 3.5 years
- **4Q20 profit for the period:** USD 35 million, down 27.6% YoY, mainly due to currency movements

USD million	4Q20	4Q19	YoY reported	YoY local currency	2020	2019	YoY reported	YoY local currency
Total revenue, of which	1,998	2,254	(11.3%)	**1.4%**	7,980	8,863	(10.0%)	**(1.6%)**
mobile and fixed service revenue	1,842	2,079	(11.4%)	1.1%	7,471	8,240	(9.3%)	(1.5%)
mobile data revenue	660	651	1.5%	14.4%	2,588	2,434	6.3%	15.0%
EBITDA	826	935	(11.6%)	**0.8%**	3,453	4,215	(18.1%)	**(11.3%)**
EBITDA margin (EBITDA/total revenue)	41.4%	41.5%	(0.1p.p.)	(0.2p.p.)	43.3%	47.6%	(4.3p.p.)	(4.4p.p.)
EBITDA Adjusted	826	935	(11.6%)	**0.8%**	3,453	3,827	(9.8%)	**(2.1%)**
EBITDA margin Adjusted (EBITDA Adjusted/total revenue)	41.4%	41.5%	(0.1p.p.)	(0.2p.p.)	43.3%	43.2%	0.1p.p.	(0.2p.p.)
Profit for the period	35	48	(27.6%)		(315)	683	(146.2%)	
Profit for the period attributable to VEON shareholders	8	22	(64.1%)		(349)	622	(156.1%)	
Operational capital expenditures	674	579	16.5%		1,889	1,741	8.5%	
Capex intensity (LTM Operational capital expenditures/revenue)	23.7%	19.6%	4.0p.p.		23.7%	19.6%	4.0p.p.	
Equity free cash flow	(8)	82	n.m.		357	934	(61.8%)	
Net debt (excl. lease liabilities)	6,108	6,302	(3.1%)		6,108	6,302	(3.1%)	
Net debt/LTM EBITDA (excl. lease liabilities)	2.0	1.7	0.3		2.0	1.7	0.3	
Net debt (incl. lease liabilities)	7,987	7,520	6.2%		7,987	7,520	6.2%	
Net debt/LTM EBITDA (incl. lease liabilities)	2.3	2.1	0.2		2.3	2.1	0.2	
Total mobile subscribers (millions)	209	212	(1.6%)		209	212	(1.6%)	
4G users (millions)	80	60	34.0%		80	60	34.0%	
Total fixed-line broadband subscribers (millions)	4.4	4.2	6.9%		4.4	4.2	6.9%	

Note: in the above table EBITDA Adjusted for 2019 excludes special compensation of USD 38 million and other operating income of USD 350 million (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 3)

KEY RECENT DEVELOPMENTS

- USD 1.25 billion 3.375% notes due 2027 issued under the Group's Global Medium-Term Note (MTN) program in November 2020
- Early redemption of USD 600 million 3.95% Senior notes due June 2021 completed in December 2020
- VEON's subsidiaries in Ukraine and Kazakhstan signed bilateral long-term loan agreements in local currencies worth c.USD 170 million
- Leonid Boguslavsky appointed as director of VEON's Board of Directors
- Beeline Russia completed 4G coverage of all Moscow metro stations with expanded 4G coverage across Moscow
- The Group will not be paying a dividend for FY 2020, in line with guidance
- FY 2021 guidance of low to mid-single-digit revenue and EBITDA growth, capex intensity of 22-24%

The non-IFRS financial measures used in this document, including EBITDA, EBITDA margin, EBITDA Adjusted and EBITDA Adjusted margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures ("Operational capex"), Capex Intensity, local currency trends, ARPU, are defined in Attachment A "Definitions" on page 18. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 3.

Earnings Release 4Q20 results CONTENTS KEY RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4 GROUP PERFORMANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 COUNTRY PERFORMANCES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8 CONFERENCE CALL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 4 ATTACHMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 6 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. All comparisons are on a year on year (YoY) basis unless otherwise stated. The non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBITDA Adjusted and EBITDA Adjusted margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures, Capex Intensity, local currency year on year change, ARPU are being defined in Appendix A. The non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA Adjusted, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures, local currency year on year change, are reconciled to the comparable IFRS measures in Attachment C. NON-RECURRING ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA 1. In 1Q19, VEON recorded a one-off vendor payment to the Company of USD 350 million, which was accounted for as other income and is reflected in EBITDA. 2. 2Q19 revenue and EBITDA were positively impacted by USD 38 million received in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) following Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. This was accounted in revenue and is reflected in EBITDA. 3. On 29 October 2020, VEON announced the sale of CJSC “VEON Armenia”, VEON’s operating subsidiary in Armenia. Armenia results were deconsolidated from VEON Group numbers starting from 4Q20. Local currency year-on-year trends for 4Q20 and 2020 disclosed in this earnings release exclude the impact of foreign currency movements (see full definition in Attachment A) and also exclude non-recurring items listed above.

4 Earnings Release 4Q20 results KEY RECENT DEVELOPMENTS USD 1.25 billion 3.375% notes due 2027 issued under the Group’s MTN program and early redemption of USD 600 million 3.95% Senior Notes due June 2021 On 25 November 2020, VEON Holdings B.V. (“VEON Holdings”, a subsidiary of VEON Ltd.), issued USD 1.25 billion 3.375% senior unsecured notes due 2027 under its Global Medium Term Note Program (the “MTN Program”) established in April 2020, which represents VEON Holdings’ third issuance under the MTN Program. VEON Holdings used the proceeds of the notes to finance and/or refinance certain investments in subsidiaries, to refinance certain outstanding indebtedness, and for general corporate purposes. In addition, on 17 December 2020, VEON Holdings completed an early redemption of all of its outstanding USD 600 million 3.95% Senior Notes due June 2021. VEON’s subsidiaries in Ukraine and Kazakhstan signed bilateral long-term loan agreements in local currencies worth approximately USD 170 million On 24 December 2020, VEON announced that its operating company in Ukraine, Kyivstar, had signed three bilateral unsecured loan agreements with Raiffeisen Bank, Alfa-Bank and OTP Bank for an aggregate amount of UAH 4.1 billion (approximately USD 145 million). The loan agreement with Raiffeisen has a 5-year term, and the loan agreements with Alfa- Bank and OTP have 3-year terms, respectively. It also announced its operating company in Kazakhstan, KaR-Tel, had signed a bilateral unsecured loan agreement with Forte Bank for KZT 10 billion (approximately USD 25 million), which has a 3-year term. Leonid Boguslavsky appointed as director of the VEON Board of Directors On 15 January 2021, VEON announced the appointment of Leonid Boguslavsky to the Group’s Board of Directors. Mr. Boguslavsky joins following the departure Mr. de Beer, who stepped down in December 2020. Beeline Russia completed coverage of all Moscow metro stations with 4G and expanded 4G coverage in Moscow In December 2020, VEON announced that Beeline Russia achieved 100% 4G coverage and enabled its customers to access high- speed internet at all of Moscow’s metro stations, as well as in most of the adjacent tunnels. The milestone reflects Beeline’s ongoing efforts to improve the quality of 4G connectivity and offers Beeline customers the ability to stay in touch, listen to music and stream content in good quality whilst underground. No final dividend declared by the VEON for FY2020 The VEON Group will not be paying a dividend for FY2020, in line with previous guidance. FY 2021 guidance VEON announces FY 2021 financial guidance anticipating low to mid-single-digit local currency YoY growth in both Group revenue and EBITDA, Capex Intensity of 22-23% and Group leverage of around 2.4x (post-IFRS 16) for FY 2021.

5
Earnings Release
4Q20 results
VEON

GROUP PERFORMANCE

4Q20 saw the group return to growth on a local currency basis despite the continued impact of the COVID-19 pandemic on our operations as second infection waves affected a number of our markets and caused lockdowns to be selectively reintroduced. However, the adaptations we have made to our business operations, including the greater use of digital channels to engage with our customers, helped the Group, underscoring the resilience of our operating companies to the restrictions that remain in place.

All of our countries are still facing travel restrictions, which negatively impact roaming revenues and led to the loss of migrant customers from our subscriber base during the quarter, particularly in Russia. Demand for our data services remained strong, enabling us to continue to grow our data revenues at a double-digit pace.

Reported total revenue decreased by 11.3% YoY in 4Q20, mainly due to currency headwinds. In local currency terms, total revenue was back to growth, rising by 1.4% YoY. Almost all of VEON's operations saw a sequential improvement in YoY trends in 4Q20, continuing a trend seen in 3Q20 following the lifting of strict lockdowns in all of our geographies.

Russia reported YoY revenues in 4Q20 of -2.0% versus the -6.8% reported in 3Q20. This YoY decline in revenues was primarily a result of lower roaming revenues due to travel restrictions, the loss of the migrant workforce, as well as a decrease in content revenues due to a stricter content policy to eliminate unrequested services. The key focus of the Beeline Russia team is in stabilizing the business' operating performance and improving the overall customer experience, including 4G and digital services. Encouragingly, Russia recorded a positive YoY revenue trend in December (+3.6%). We anticipate further improvements in operational KPIs of Beeline Russia, including network performance metrics and subscriber trends, in the first half of 2021 with a sustained return to positive YoY growth in total revenue for Russia during the period.

Ukraine and Kazakhstan recorded double-digit revenue YoY local currency growth in 4Q20. Pakistan recorded good YoY growth, strengthening its market leadership. Bangladesh showed positive YoY revenue growth in local currency and while Algeria's revenue declined YoY due to price competition, it continued to perform well within a contracting market.

Group EBITDA decreased by 11.6% YoY in 4Q20 due to currency headwinds. In local currency terms, EBITDA increased by 0.8% YoY. Ukraine and Kazakhstan recorded double-digit EBITDA YoY in local currency terms, while Pakistan 4Q20 EBITDA declined due to certain one-offs recorded in 4Q20 and 4Q19, and further investments in JazzCash. In 4Q20, Russia EBITDA was negatively affected mainly by a decline in high-margin revenue streams (roaming and content) and higher structural costs in relation to the increased network investment.

Group corporate costs reduced significantly YoY by USD 64 million to USD 41 million in 4Q20 as a result of the new operating model that has been implemented across the Group, resulting in a lean and more streamlined HQ.

For the table with performance by country see page 9, where "Other" includes the results of Kyrgyzstan, Georgia and Armenia (included in FY 2019 numbers and 9M 2020).

4Q 2020 Revenue development YoY (USD million)


-11.3% YoY reported
2,254
+36
+23
+12
+3
-9
-14
-22
-16
2,267
-269
1,998
4Q19 reported total revenue
Ukraine
Kazakhstan
Pakistan
Bangladesh
Uzbekistan
Algeria
Russia
Other
4Q20 local currency total revenue
FOREX
4Q20 reported total revenue

4Q 2020 EBITDA development YoY (USD million)


-11.6% YoY reported
935
+25
+17
+2
-8
-11
-15
-55
+64
-17
938
-112
826
4Q19 reported EBITDA
Kazakhstan
Ukraine
Bangladesh
Algeria
Pakistan
Uzbekistan
Russia
HQ
Other
4Q20 local currency EBITDA
FOREX
4Q20 reported EBITDA

6

Earnings Release
4Q20 results

VEON

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	4Q20	4Q19	YoY reported	YoY local currency	2020	2019	YoY reported	YoY local currency
Total revenue	1,998	2,254	(11.3%)	1.4%	7,980	8,863	(10.0%)	(1.6%)
Service revenue	1,842	2,079	(11.4%)	1.1%	7,471	8,240	(9.3%)	(1.5%)
EBITDA	826	935	(11.6%)	0.8%	3,453	4,215	(18.1%)	(11.3%)
EBITDA margin	41.4%	41.5%	(0.1p.p.)	(0.2p.p.)	43.3%	47.6%	(4.3p.p.)	(4.4p.p.)
EBITDA Adjusted	826	935	(11.6%)	0.8%	3,453	3,827	(9.8%)	(2.1%)
EBITDA margin Adjusted	41.4%	41.5%	(0.1p.p.)	(0.2p.p.)	43.3%	43.2%	0.1p.p.	(0.2p.p.)
Depreciation, amortization, impairments and other	(558)	(553)	(0.9%)		(2,818)	(2,196)	(28.3%)	
EBIT (Operating Profit)	269	383	(29.8%)		635	2,019	(68.5%)	
Financial income and expenses	(112)	(213)	47.4%		(660)	(839)	21.4%	
Net foreign exchange (loss)/gain and others	(45)	10	n.m.		(60)	(19)	(213.9%)	
Other non operating gains / losses	10	7	47.7%		111	21	n.m.	
Profit before tax	122	186	(34.5%)		26	1,181	(97.8%)	
Income tax expense	(87)	(138)	37.0%		(342)	(498)	31.4%	
Profit/(Loss) for the period	35	48	(27.6%)		(315)	683	n.m.	
Of which Profit/(Loss) attributable to non-controling interest	27	26	3.7%		33	62	(46.2%)	
Of which Profit/(Loss) attributable to VEON shareholders	8	22	(64.1%)		(349)	622	n.m.	
Profit for the period before impairments and non-reccuring items (see note)	28	56	(49.2%)		469	403	16.4%	

	4Q20	4Q19	YoY reported	2020	2019	YoY reported
Operational capex	674	579	16.5%	1,889	1,741	8.5%
Capex intensity (LTM Operational capex/revenue)	23.7%	19.6%	4.0p.p.	23.7%	19.6%	4.0p.p.

Note: in the above table non-recurring items include compensation of USD 38 million and other operating income of USD 350 million, both recorded in 2019 (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 3)

For discussion on EBITDA performance please refer to the "Group performance" section.

Depreciation, amortization, impairments and other charges were broadly stable YoY in 4Q20. Depreciation expenses decreased YoY due to the devaluation of local currencies against the US dollar, which was partially offset by a one-off net loss recorded as a result of the sale of our Armenia operations. VEON sold its Armenia operations on 29 October 2020 to Team LLC for an amount of USD 51 million resulting in a net loss of USD 77 million at the Group level, driven by the negative accumulated translation reserve in equity that had to be recognized on the income statement upon disposal. In 4Q20 VEON has recorded a reversal of USD 7 million on fixed assets.

Financial income and expenses decreased YoY from negative USD 213 million in 4Q19 to negative USD 112 million in 4Q20, as a result of one-off income as VEON updated the fair value of its put option liability in Pakistan. This followed the completion of the independent valuation process triggered by the exercise of the put option by the Dhabi Group in September 2020. This process has determined a fair value of USD 272.5 million, resulting in a gain of USD 59 million. In addition, financial expenses were reduced by our financing activities during 2020, which decreased our average cost of debt by 1.5p.p.

Income tax expense decreased by 37% YoY, broadly in line with the YoY change in net profit.

The group recorded **profit for the period of USD 35 million**, a decrease of 27.6% YoY, primarily due to negative currency movements.

Operational Capex was USD 674 million in 4Q20, up from the USD 579 million recorded in 4Q19, due mainly to VEON's focus on its 4G network investment program. Capex intensity over the last twelve months (FY2020) was 23.7%.

7

Earnings Release
4Q20 results

VEON

FINANCIAL POSITION & CASH FLOW

USD million	4Q20	3Q20	QoQ
Total assets	14,551	13,110	11.0%
Shareholders' equity	163	(26)	n.m.
Gross debt	9,582	8,602	11.4%
Gross debt (excl. lease liabilities)	7,702	6,982	10.3%
Net debt	7,987	7,520	6.2%
Net debt (excl.lease liabilities)	6,108	5,901	3.5%
Net debt/LTM EBITDA	2.3	2.1	
Net debt/LTM EBITDA (excl.lease liabilities)	2.0	1.9	

USD million	4Q20	4Q19	YoY	2020	2019	YoY
Net cash from/(used in) operating activities	568	662	(94)	2,443	2,949	(506)
Net cash from/(used in) investing activities	(500)	(501)	0	(1,910)	(1,888)	(23)
Net cash from/(used in) financing activities	590	(171)	761	(103)	(1,639)	1,536

Note: Certain comparative amounts have been reclassified to conform to the current period presentation

Gross debt increased in 4Q20 compared to 3Q20 as a result of the third drawdown under the Group's MTN Program of USD 1.25 billion 3.375% senior unsecured notes by VEON Holdings and new bank loans in Ukraine of USD 142 million. This was partially offset by the early redemption of our USD 600 million 3.95% senior notes due in June 2021 and the repayment of a bank loan in Pakistan of USD 117 million.

Net debt (excluding lease liabilities) increased QoQ in 4Q20 to USD 6,108 million due to foreign exchange movements, appreciation of RUB versus USD in 4Q20 versus 3Q20. As a result, the Group's net debt (excl. lease liabilities) to LTM EBITDA ratio was 2.0x in 4Q20.

Net cash from operating activities declined in 4Q20 against the previous year mainly due to negative foreign exchange headwinds in EBITDA that offset positive operational dynamics, as well as lower interest expenses and a decline in taxes paid.

Net cash flow used in investing activities was USD 500 million in 4Q20, broadly stable YoY. Investment activities in 4Q20 were related to the Group's investment in high-speed data networks and the acceleration of a network deployment program in Russia in particular.

Net cash from financing activities was USD 590 million in 4Q20, up from negative USD 171 million in 4Q19, primarily as a result of movements in the gross debt as described above and lease payments (principal amount).

8

Earnings Release
4Q20 results

VEON

COUNTRY PERFORMANCE

- Russia
- Pakistan
- Ukraine
- Kazakhstan
- Uzbekistan, Algeria and Bangladesh

Key figures by countries

USD million	4Q20	4Q19	YoY reported	YoY local currency	2020	2019	YoY reported	YoY local currency
Total revenue	1,998	2,254	(11.3%)	1.4%	7,980	8,863	(10.0%)	(1.6%)
Russia	945	1,152	(18.0%)	(2.0%)	3,819	4,481	(14.8%)	(5.3%)
Pakistan	325	324	0.3%	3.6%	1,233	1,321	(6.6%)	0.8%
Ukraine	237	240	(1.2%)	15.2%	933	870	7.3%	12.4%
Algeria	170	198	(14.2%)	(7.2%)	689	775	(11.1%)	(5.7%)
Bangladesh	134	131	2.4%	2.4%	537	537	0.1%	0.7%
Kazakhstan	128	118	8.8%	19.8%	479	486	(1.5%)	15.3%
Uzbekistan	47	61	(22.5%)	(15.0%)	198	258	(23.3%)	(12.7%)
Other	20	43	(54.1%)	(47.1%)	125	172	(27.4%)	(22.5%)
HQ and Eliminations	(8)	(12)	36.4%		(32)	(36)	9.7%	
Service revenue	1,842	2,079	(11.4%)	1.1%	7,471	8,240	(9.3%)	(1.5%)
Russia	826	1,011	(18.3%)	(2.3%)	3,440	4,024	(14.5%)	(5.1%)
Pakistan	297	302	(1.4%)	1.8%	1,134	1,228	(7.6%)	(0.2%)
Ukraine	236	238	(1.0%)	15.4%	928	865	7.3%	12.4%
Algeria	169	194	(13.2%)	(6.0%)	685	769	(11.0%)	(5.7%)
Bangladesh	131	128	2.4%	2.3%	527	525	0.3%	0.9%
Kazakhstan	123	117	5.7%	16.4%	470	445	5.6%	13.9%
Uzbekistan	47	60	(21.9%)	(14.4%)	197	257	(23.2%)	(12.7%)
Other	19	40	(51.6%)	(44.2%)	121	162	(25.7%)	(20.5%)
HQ and Eliminations	(7)	(12)	40.6%		(31)	(35)	10.8%	
EBITDA	826	935	(11.6%)	0.8%	3,453	4,215	(18.1%)	(11.3%)
EBITDA Adj.	826	935	(11.6%)	0.8%	3,453	3,827	(9.8%)	(2.1%)
Russia	343	466	(26.4%)	(11.9%)	1,504	1,957	(23.2%)	(14.9%)
Pakistan	144	160	(9.8%)	(6.8%)	612	669	(8.4%)	(0.9%)
Ukraine	157	167	(5.4%)	10.4%	630	572	10.2%	15.6%
Algeria	78	92	(15.2%)	(8.2%)	302	354	(14.6%)	(9.4%)
Bangladesh	55	53	4.0%	4.0%	228	222	2.3%	2.9%
Kazakhstan	76	59	29.9%	42.8%	265	270	(2.2%)	5.7%
Uzbekistan	17	33	(49.1%)	(44.2%)	68	136	(49.9%)	(43.6%)
Other	(10)	15	(165.6%)	(180.4%)	22	60	(62.8%)	(63.8%)
HQ and Eliminations	(35)	(110)	67.9%		(178)	(26)	(576.3%)	
EBITDA Margin	41.4%	41.5%	(0.1p.p.)		43.3%	47.6%	(4.3p.p.)	
EBITDA Adj. Margin	41.4%	41.5%	(0.1p.p.)		43.3%	43.2%	(0.1p.p.)

9

Earnings Release
4Q20 results

VEON

RUSSIA

2020 was a year in which Beeline Russia made considerable network investments. The key focus of the Beeline team was stabilising the business' operating performance and improving our customer experience, including 4G and digital services. We anticipate further improvements in operational KPIs including network performance metrics and subscriber trends, in the first half of 2021 with positive YoY growth in total revenue for Russia during the period.

RUB million	4Q20	4Q19	YoY	2020	2019	YoY
Total revenue, incl.	71,930	73,384	(2.0%)	274,480	289,875	(5.3%)
-mobile service	53,140	55,309	(3.9%)	209,527	225,555	(7.1%)
-fixed-line service	9,773	9,116	7.2%	37,657	34,850	8.1%
EBITDA	26,173	29,705	(11.9%)	107,775	126,698	(14.9%)
EBITDA margin	36.4%	40.5%	(4.1p.p.)	39.3%	43.7%	(4.4p.p.)
Operational Capex	29,110	21,801	33.5%	74,061	62,918	17.7%
Capex intensity	27.0%	21.7%	5.3p.p.	27.0%	21.7%	5.3p.p.
Mobile						
Total revenue	61,768	64,120	(3.7%)	236,093	254,719	(7.3%)
Mobile data revenue	17,254	16,203	6.5%	66,700	62,894	6.1%
Subscribers (mln)	49.9	54.6	(8.7%)			
Data users (mln)	32.9	35.5	(7.4%)			
ARPU (RUB)	353	335	5.3%			
MOU (min)	340	291	16.6%			
Data Usage (GB)	10.9	6.7	63.0%			
Fixed-line						
Total revenue	10,162	9,264	9.7%	38,387	35,155	9.2%
Broadband revenue	2,948	2,837	3.9%	11,306	10,937	3.4%
Subscribers (mln)	2.8	2.6	8.2%			
ARPU (RUB)	350	366	(4.2%)			

Total revenue trends continued to improve, with Russia recording only a 2% YoY decline in 4Q20; an improvement compared to previous quarters (declines of 7% YoY in 3Q20 and 10% YoY in 2Q20, respectively), as a result of an improvements in handsets sales and continued growth in the fixed-line and B2B segments, as well as improvements in mobile service revenue trends. Mobile service revenue declined by 4% YoY, an improvement compared to 3Q20's 10% YoY decline, mainly explained by a 41% YoY decline in roaming revenue due to travel restrictions, loss in the migrant workforce and a decline in content revenue of 31% YoY. The latter reflects Beeline's measures to eliminate unrequested services from content providers to its customers, which has proven to have a positive impact on the Net Promoter Score and quarterly churn, which declined by 2.3p.p. YoY in 4Q20. Excluding the impact of both decline in roaming revenue and in content revenue, service revenue declined by 0.6% YoY in 4Q20.

Fixed-service revenue continued to show strong positive performance, growing by 7% YoY in 4Q20, as customers continued to draw on fixed-line data at home. Broadband subscribers increased 8% YoY in 4Q20.

Business customers remained a strong focus, **with B2B revenue** increasing by 11% YoY in 4Q20. Beeline continued to enhance its offering in 4Q20 with new digital services addressing growing customer's interest in integrated solutions. In addition, Big Data revenue (a group of services that analyse computationally large data sets to reveal patterns and trends) grew by 44% YoY mainly driven by the expansion of geo-analytical services and digital marketing solutions. Revenue from advertising technology services increased by 14% YoY. Demand in IT solutions for business digitalisation grew 9 times YoY.

Beeline's total mobile customer base declined by 9% YoY in 4Q20, mainly due to customer churn in 1H20, as a result of relative network performance, lower sales during strict lockdown periods and the loss in the migrant workforce. Encouragingly, Beeline managed to stabilise customer numbers in 3Q20 and reported growth in 4Q20 of 0.3% versus 3Q20, supported by a number of initiatives. These included, an accelerated network rollout, customer centric offers and the elimination of unrequested services from content providers. Beeline Russia is successfully growing its 4G user base, which expanded by 11% YoY in 4Q20, as a result of improved high-speed data services.

Beeline TV monthly active users increased to 2.7 million in 4Q20 (33% YoY). In October 2020, Beeline launched a new content offering, as well as targeted customer propositions supported by an advanced customer recommendation engine.

Beeline continues to focus its distribution through online channels with a focus on self-registration products. The monthly active users of the self-care application **MyBeeline** increased by 27% YoY, which reflects Beeline's efforts to digitalise contacts with customers and partners. In line with the plans to enhance retail efficiency and place a greater emphasis on online retail distribution, Beeline has closed a total of 872 stores over the last two years, which include own offices and franchise. Beeline has no immediate plans to close further retail stores and the company expects the rising trend of online sales to positively affect the overall market and enable a more balanced and cost-efficient distribution footprint with fewer retail points in the future.

EBITDA decreased by 12% YoY, primarily driven by lower revenue streams from services with high margins (roaming and content revenue), as well as higher structural costs in relation to the increased network investment and higher interconnection costs due to the increased ratio of off-net traffic.

Capex excluding licenses and leases (operational capex) increased by 33.5% YoY in 4Q20. Capex intensity was 27.0%, reflecting continued high levels of network investment throughout 4Q20. Beeline increased its number of 4G base stations by 25% YoY, focusing in particular on major cities, including Moscow and St. Petersburg, as well as other regional hubs, to ensure high quality infrastructure that is ready to integrate new technologies. In 2020, Beeline tripled the pace of network development in Moscow compared to 2019, fully covered Moscow metro stations with 4G, redistributed frequency ranges for the high-speed data services and implemented Voice over LTE technology.

10

Earnings Release
4Q20 results

VEON

UKRAINE

Kyivstar, Ukraine's market-leading telecoms operator, recorded double-digit growth in both revenue and EBITDA in 2020, driven by a continued focus on 4G connectivity and digitalizing solutions for its customers. We anticipate that Kyivstar will continue to deliver double-digit revenue growth in 2021.

UAH million	4Q20	4Q19	YoY	2020	2019	YoY
Total revenue, incl.	6,697	5,815	15.2%	25,158	22,392	12.4%
- mobile service	6,229	5,417	15.0%	23,418	20,903	12.0%
- fixed-line service	430	355	21.3%	1,602	1,350	18.7%
EBITDA	4,452	4,031	10.4%	16,979	14,683	15.6%
EBITDA margin	66.5%	69.3%	(2.8p.p.)	67.5%	65.6%	1.9p.p.
Operational Capex	1,251	994	25.9%	4,851	3,972	22.1%
Capex intensity	19.3%	17.7%	1.5p.p.	19.3%	17.7%	1.5p.p.
Mobile						
Total operating revenue	6,229	5,417	15.0%	23,418	20,903	12.0%
- of which mobile data	3,595	2,810	28.0%	13,191	10,847	21.6%
Customers (mln)	25.9	26.2	(1.3%)			
Data customers (mln)	17.1	16.9	1.3%			
ARPU (UAH)	80	68	16.9%			
MOU (min)	651	577	12.7%			
Data usage (GB/user)	6.1	4.3	43.0%			
Fixed-line						
Total operating revenue	430	355	21.3%	1,602	1,350	18.7%
Broadband revenue	266	224	18.8%	1,030	864	19.3%
Broadband customers (mln)	1.1	1.0	10.9%			
Broadband ARPU (UAH)	81	75	7.6%			

Total revenue for Kyivstar showed double-digit growth for the second quarter in a row, achieving a full recovery after lockdown measures were implemented in the spring of 2020. In 4Q20, revenue was up 15% YoY, mainly as a result of ARPU expansion on the back of strong 4G adoption. Mobile service revenue increased by 15% YoY, supported by marketing activities and strong growth in data consumption, resulting in mobile data revenue growth of 28% YoY. In 4Q20, fixed-line service revenue increased by 21% YoY as customers continued to draw on fixed-line data at home, while Kyivstar focused on FTTB rollout to address this growing demand.

B2B revenues increased by 8% YoY in 4Q20, reflecting Kyivstar's promotion of new digital solutions for its business customers and rapid growth in Big Data. Kyivstar is offering Microsoft Azure Stack, one of the most popular cloud services for business, that allows the transfer of complex computing to remote facilities. For medium, small and start-up companies, Kyivstar provides Open Application Programming Interfaces (Open API), a unique platform in the market, developed fully in-house. By offering Open API, Kyivstar can provide developers with data, analytics, scoring capabilities and services in a user-friendly environment.

Kyivstar's total mobile customer base showed a YoY decline due to the decline of second SIM cards in the market and lower gross additions during lockdown when the strict measures resulted in the partial closure of Kyivstar stores. In 4Q20, Kyivstar mobile customer base demonstrated growth compared to 3Q20, which was supported by the strong growth in the 4G segment with users up by 0.5 million (+6%) QoQ. As a result, data penetration continued to increase, with 4G user base penetration of 36%, and total 4G users of 9.3 million[1], representing a significant YoY increase of 30%. The growth in the 4G users and the associated increase in data usage contributed to an ARPU increase of 17% YoY.

COVID-19 lockdown measures have accelerated digital adoption. In 4Q20, the number of MyKyivstar self-care users was at 2.9 million, up 81% YoY, while the Kyivstar TV service has recorded 433,000 users, reflecting a QoQ increase of 73%.

EBITDA increased by 10% YoY, resulting in an EBITDA margin of 67%. This strong growth in EBITDA was supported by solid revenue performance in the quarter.

Capex excluding licenses and leases (operational capex) increased by 25.9% YoY and capex intensity was 19.3% for 4Q20. Kyivstar's strategic focus included further 4G roll-out during the quarter, driving 4G population coverage of 86%. In 4Q20, Kyivstar and Vodafone continued their 4G mobile network sharing arrangement in rural areas and on highways. Moreover, Kyivstar played a key role in accelerating the development of the 4G nation-wide infrastructure by voluntarily returning to the state its 900 MHz bands, so that the regulator could provide opportunities to invest in new technologies to other operators who face frequency shortages.

1.4G users disclosed in the 3Q20 Earnings Release were restated due to technical error and as a result the number of 3Q20 4G users in Ukraine was 8.8 million

11

Earnings Release
4Q20 results

VEON

PAKISTAN

Jazz strengthened its leading position in the market in 4Q20 and delivered record revenues, maintaining its strategic focus on expanding digital services to drive further growth in what is one of our most exciting growth markets.

PKR million	4Q20	4Q19	YoY	2020	2019	YoY
Total revenue	52,266	50,451	3.6%	199,280	197,605	0.8%
Mobile service revenue	47,771	46,945	1.8%	183,367	183,760	(0.2%)
of which mobile data	19,127	15,094	26.7%	68,965	55,517	24.2%
EBITDA	23,201	24,906	(6.8%)	99,188	100,074	(0.9%)
EBITDA margin	44.4%	49.4%	(5.0p.p.)	49.8%	50.6%	(0.9p.p.)
Operational Capex	12,273	9,919	23.7%	40,196	31,942	25.8%
Capex intensity	20.2%	16.2%	4.0p.p.	20.2%	16.2%	4.0p.p.
Mobile						
Customers (mln)	66.4	60.5	9.8%			
Data customers (mln)	44.0	38.8	13.4%			
ARPU (PKR)	241	260	(7.0%)			
MOU (min)	472	498	(5.3%)			
Data usage (GB/user)	4.3	2.5	68.9%			

Total revenue grew by 4% YoY, underpinned by another strong quarter for mobile data revenue, which grew by 27% YoY. Expansion in Jazz's 4G user base led this growth, increasing during the quarter by 3 million new users, in line with the increase recorded in 3Q20. Jazz's 4G penetration rate reached 38% during the quarter, a marked acceleration from the 26% penetration recorded in 4Q19, and saw a rise of 61% YoY in 4G users.

Additional users contributed to an almost 10% expansion in Jazz's **total customer base** during the year to 66 million, while ARPU declined by 7% YoY mainly due to the administration fee adjustment in Q4 2019 and overall softness in revenues due to the impact of COVID-19. Jazz continues its commercial strategy of focusing on higher quality of sales in order to further improve the customer mix of its subscriber base, leveraging network quality and higher bundle penetration to help achieve this.

Our leading **digital financial services** business in Pakistan, JazzCash, experienced another strong quarter. The State Bank of Pakistan's temporary removal of fees on money transfers impacted JazzCash's total revenues, which declined by 27.4% YoY, but operationally the business continued to enjoy strong momentum. JazzCash's user base saw double-digit growth, finishing the quarter with 12.2 million monthly active users (up 67% YoY) and 27.4 million registered wallets (+47% YoY) in 4Q20.

Jazz's self-care app, Jazz World, continued to enjoy strong levels of customer adoption. Its monthly active user base grew by 122% YoY, reaching 7.8 million in 4Q20, cementing its position as the largest telecom app in Pakistan. Our content services also enjoyed further growth, with Jazz TV's monthly active user base rising to 1.2 million, representing YoY growth of 150% in 4Q20.

EBITDA decreased by 7% YoY due to the prior period reversal of administration fee impact in 4Q19 of PKR 1.8 billion, the re-classification of amortization of the Ex-Warid license from below EBITDA to service costs (PKR 0.8 billion) in 4Q20 and additional investments in JazzCash. Excluding these impacts, EBITDA in 4Q20 increased by 9% YoY reflecting growth in revenue.

Capex excluding licenses and leases (operational capex) was PKR 12.3 billion in 4Q20, resulting in capex intensity of 20.2% versus 16.2% in 4Q19. Within this, 4G network investment continued to be the principal focus, the population coverage of which reached 59% during the quarter, compared to 52% in 4Q19.

The ex-Warid license renewal was due in May 2019. Pursuant to the directions from Islamabad High Court, the Pakistan Telecommunication Authority ("PTA") issued a license renewal decision on 22 July 2019 requiring payment of USD 39.5 million per MHz for 900 MHz spectrum and USD 29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately USD 450 million (excluding advance tax of 10%). On 17 August 2019, Jazz appealed the PTA's order to the Islamabad High Court. On 21 August 2019, the Islamabad High Court suspended PTA's order pending the outcome of the appeal and subject to Jazz making payment. In September 2019 and May 2020, Jazz deposited approximately USD 225 million and USD 57.54 million, respectively, in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a non-current financial assets in the statement of financial position. The next hearing date before the Islamabad High Court is 1 March 2021.

In 2019 and 2020 Pakistan revenue and EBITDA were impacted by changes in tax and service charges related to the Supreme Court's "suo moto order" in April 2019 and our subsequent discussions with the PTA. Following a hearing on 25 June 2020, the PTA issued a decision dated on 8 October 2020 directing Jazz to refund within 30 days the full amount of service charges levied and collected from 24 April to 12 July 2019. Jazz appealed the PTA's decision to the Islamabad High Court and on 6 November 2020 the High Court restrained recovery of the impugned amounts. The next hearing date before High Court is yet to be fixed. For further background, on the "suo moto order" and the subsequent discussions with the PTA, please see our 3Q20 earnings release dated 29 October 2020.

12
Earnings Release
4Q20 results
VEON

KAZAKHSTAN

Beeline Kazakhstan was the fastest-growing business in VEON's portfolio in 4Q20, recording a revenue increase of close to 20% YoY. This growth was underpinned by strong demand for high-speed data services. Beeline continued to focus on customer base value management in order to minimise rotational churn and drive customer acquisitions amongst high-value users. Complementing this was an ongoing focus on the delivery of a growing range of digital services via Beeline's expanding 4G network.

KZT million	4Q20	4Q19	YoY	2020	2019	YoY
Total revenue, incl.	54,511	45,512	19.8%	197,775	186,039	6.3%
- mobile service	43,681	38,347	13.9%	161,873	144,925	11.7%
- fixed-line service	8,943	6,850	30.6%	32,198	25,423	26.6%
EBITDA	32,488	22,746	42.8%	109,373	103,454	5.7%
EBITDA margin	59.6%	50.0%	9.6p.p.	55.3%	55.6%	(0.3p.p.)
Operational Capex	20,883	14,285	46.2%	49,495	41,383	19.6%
Capex intensity	25.0%	22.2%	2.8p.p.	25.0%	22.2%	2.8p.p.
Mobile						
Total operating revenue	45,547	38,644	17.9%	165,489	160,545	3.1%
- of which mobile data	22,801	17,404	31.0%	82,383	59,986	37.3%
Customers (mln)	9.5	10.2	(6.7%)			
Data customers (mln)	7.2	6.9	4.2%			
ARPU (KZT)	1,501	1,243	20.8%			
MOU (min)	322	300	7.3%			
Data usage (GB/user)	11.3	6.9	62.2%			
Fixed-line						
Total operating revenue	8,964	6,868	30.5%			
Broadband revenue	3,891	3,376	15.2%			
Broadband customers (mln)	0.49	0.42	17.1%			
Broadband ARPU (KZT)	2,727	2,750	-0.8%			

Total revenues grew by 19.8% YoY, underpinned by both mobile service revenue growth of 13.9% and fixed-line service revenue of 30.6%. Data revenue grew by 31.0% YoY, which continued to drive the increase in total revenues, as Beeline accelerated the growth of its 4G user base (+23% YoY), which reached 54% of its total customer base in 4Q20. This, in turn, was facilitated through a further expansion of Beeline's 4G network which now reaches 76% of the nation's population.

Demand for Beeline's **digital services** remained strong throughout 4Q20. Beeline TV saw its monthly active user base (MAU) double YoY due to increased sales in fixed business and integration of TV offers into mobile bundles. Beeline's MyBeeline self-care app doubled MAUs YoY, reaching 1.9 million. Beeline's dedicated digital operator and mobile OTT services provider 'Izi' also saw further growth in its customer base, which had risen to 45,000 users by the end of 4Q20. Elsewhere, Beeline continues to connect new agents to the company's mobile financial services platform. As a result, the number of wallet users grew by 40% YoY in 4Q20.

Despite the strong growth in Beeline's 4G customers, **total customers** fell by 7% YoY during the quarter: a trend that continues to reflect the impact of IMEI registration on the industry's user base following its formal introduction in November 2019. In the meantime, IMEI had a positive impact on customer churn, which fell from 59% in 4Q19 to 43% in 4Q20, alongside Beeline's broader commercial initiatives to reinforce its customer proposition and leading market position. Longer term, IMEI registration requirement is expected to benefit Beeline by improving the quality of the company's customer base by removing multi-SIM users and zero-ARPU customers.

Fixed-line service revenues demonstrated strong growth of 30.6% YoY, as our fixed broadband customer base increased by 17.1% YoY. The rising popularity of our convergent products contributed to this success, the customer base of which grew by 41,000 (+78.9% YoY) with approximately 20% of our fixed-line customers now using convergent products.

EBITDA rose by 42.8% YoY, as a result of strong revenue performance and a tax incentive for radio frequencies recorded in 4Q20; excluding this tax incentive, EBITDA increased by 21.7% YoY.

Capex excluding licenses and leases (operational capex) was KZT 20.1 billion and capex intensity was 25.0%. In 4Q20, investments were mainly focused on expanding Beeline's 4G network in order to satisfy the continued rise in high-speed data demand that characterises this growth market. In 2020, Beeline has provided 4G network coverage to new territories with 1.3 million residents. In addition, in 4Q20 Beeline commenced network sharing with other operators in support of the government's rural broadband initiative which aims to bridge the digital divide across the country's rural areas.

13

Earnings Release
4Q20 results

VEON

UZBEKISTAN

UZS mln	4Q20	4Q19	YoY	2020	2019	YoY
Total revenue	492,011	579,129	(15.0%)	1,985,465	2,275,256	(12.7%)
Mobile service revenue	487,426	569,330	(14.4%)	1,966,778	2,251,950	(12.7%)
- of which mobile data	296,081	297,512	(0.5%)	1,114,049	1,059,616	5.1%
Fixed-line service revenue	2,744	3,180	(13.7%)	11,489	13,229	(13.2%)
EBITDA	176,987	317,200	(44.2%)	679,613	1,204,023	(43.6%)
EBITDA margin	36.0%	54.8%	(18.8p.p.)	34.2%	52.9%	(18.7p.p.)
Operational Capex	145,939	104,612	39.5%	528,581	454,794	16.2%
Capex intensity	26.6%	20.0%	6.6p.p.	26.6%	20.0%	6.6p.p.
Mobile						
Customers (mln)	6.8	8.1	(16.3%)			
- of which mobile data customers (mln)	4.8	5.2	(6.5%)			
ARPU (UZS)	23,531	22,547	4.4%			
MOU (min)	674	609	10.8%			
Data usage (GB/user)	4.4	2.5	74.8%			

In Uzbekistan, COVID-19 restrictions continued to have an impact on the business and pricing pressure persisted. As a result, the customer base and revenue declined by 16.3% YoY and by 15.0% YoY in 4Q20, respectively. These nevertheless reflect an improvement in the YoY decline in revenue and customers reported in 3Q20. EBITDA declined YoY as a result of a decrease in revenue.

Further improvement to our high-speed data networks continues to be the priority for Beeline Uzbekistan, as increasing mobile data penetration is the key long-term growth driver for us in the Uzbekistan market.

ALGERIA

DZD billion	4Q20	4Q19	YoY	2020	2019	YoY
Total revenue	22.0	23.7	(7.2%)	87.2	92.5	(5.7%)
Mobile service revenue	21.9	23.3	(6.0%)	86.7	91.9	(5.7%)
of which mobile data	8.4	7.8	7.5%	32.9	27.7	18.9%
EBITDA	10.2	11.1	(8.2%)	38.3	42.3	(9.4%)
EBITDA margin	46.1%	46.6%	(0.5p.p.)	43.9%	45.7%	(1.8p.p.)
Operational Capex	4.0	4.6	(14.6%)	12.1	12.9	(6.3%)
Capex intensity	13.9%	14.0%	(0.1p.p.)	13.9%	14.0%	(0.1p.p.)
Mobile						
Customers (mln)	14.1	14.6	(3.2%)			
- of which mobile data customers (mln)	9.2	8.8	4.7%			
ARPU (DZD)	514	524	(1.9%)			
MOU (min)	482	430	12.2%			
Data usage (GB/user)	5.0	3.4	44.0%			

In Algeria, COVID-19 pandemic has seen a resurgence in 4Q20 with new curfew measures implemented in November and December 2020. This resulted in lower customer mobility which further impacted the market, while competition remained strong. Djezzy maintained its segmented approach to stay competitive in a challenging environment, notably repositioning itself towards the Algerian youth with a dedicated digital-centric platform. The 7.2% YoY 4Q20 decline in revenue is explained by three factors: the aggressive price competition, the overall economic slowdown as a result of the COVID-19 and the 29% reduction in Djezzy's MT rate (from DZD 0.95 per minute down to 0.67) implemented by the Algerian Telecommunication Regulatory Authority in November 2019 which reintroduced asymmetry, with Djezzy suffering the greatest impact.

BANGLADESH

BDT billion	4Q20	4Q19	YoY	2020	2019	YoY
Total revenue	11.4	11.1	2.4%	45.6	45.3	0.7%
Mobile service revenue	11.1	10.9	2.3%	44.7	44.3	0.9%
of which mobile data	2.9	2.3	22.1%	11.3	9.2	22.8%
EBITDA	4.6	4.5	4.0%	19.3	18.8	2.9%
EBITDA margin	40.9%	40.3%	0.6p.p.	42.4%	41.4%	0.9p.p.
Operational Capex	4.1	1.7	138.8%	10.7	6.9	54.4%
Capex intensity	23.4%	15.3%	0.1p.p.	23.4%	15.3%	0.1p.p.
Mobile						
Customers (mln)	33.2	33.6	(1.3%)			
- of which mobile data customers (mln)	19.9	18.9	5.7%			
ARPU (BDT)	112	109	3.5%			
MOU (min)	224	226	(0.9%)			
Data usage (GB/user)	2.4	1.6	55.3%			

Banglalink delivered solid results in 4Q20 with YoY revenue and EBITDA growth for the second consecutive quarter despite pandemic situation.

Banglalink's ARPU rose 3.5% YoY in 4Q20 while cost optimisation initiatives contributed to improvement in EBITDA. A continued drive to enhance 4G network supported 5.7% YoY growth in data customers and 22.1% YoY growth in data revenue. Banglalink continued to actively promote the use of digital channels to facilitate top-ups, account management and the adoption of additional services. As a result, the user base of Banglalink's self-care app increased by 20% during 4Q20 compared to 3Q20 while Banglalink's video streaming app "Toffee" gained 2.3 million monthly active users since its launch one year ago. Banglalink has been awarded Ookla's Fastest Mobile Network in Bangladesh based on Ookla® Speedtest® Awards for the second half of 2020. Previously, Banglalink won the same award for the first half of 2020.

The Bangladesh tax authority introduced several changes to the local tax regime in June 2020. These include supplementary duty on mobile usage, which increased from 10% to 15%; an increase in the required deposit for filing an appeal to certain authorities from 10% to 20% of the disputed tax; and a VAT Rebate on telecom equipment and accessories.

14 Earnings Release 4Q20 results CONFERENCE CALL INFORMATION On 18 February 2021, VEON will host a conference call by senior management at 14:00 CET (13:00 GMT), which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com. 14:00 CET investor and analyst conference call Netherlands dial-in number: +31 (0) 207 157 566 Confirmation ID: 4087516 US dial-in number: +1 646 787 12 26 Confirmation ID: 4087516 UK and International dial-in number: +44 (0) 203 0095709 Confirmation ID: 4087516 The conference call replay and the slide presentation webcast will be available for 12 months after the end of the event at the same link as the live webcast. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS Nik Kershaw ir@veon.com

15 Earnings Release 4Q20 results DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2021, including VEON’s ability to sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of COVID-19; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow after licenses (excluding capitalized leases), local currency growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com

16 Earnings Release 4Q20 results CONTENT OF THE ATTACHMENTS Attachment A Definitions 17 Attachment B Customers 19 Attachment C Reconciliation tables 19 Attachment D Average rates of functional currencies to USD 22 Attachment E VEON financial schedules 23 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2020.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/.

17 Earnings Release 4Q20 results ATTACHMENT A: DEFINITIONS ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures. Operational capital expenditures (operational capex) calculated as capex, excluding purchases of new spectrum licenses and capitalised leases. Capex intensity is a ratio, which is calculated as LTM operational capex divided by LTM revenue. EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non- current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. EBITDA Adjusted is calculated as EBITDA adjusted on non-recurring items that materially affect year-on-year comparison, reconciliation to EBITDA and list of non-recurring items are presented in the reconciliation tables in Attachment C below. EBITDA Adjusted margin is calculated as EBITDA Adjusted divided by total revenue, expressed as a percentage. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalised leases. Equity free cash flow - is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and lease payments (principal amount); excluding M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. A fixed-mobile convergence customer (FMC customer) is a customer on a one month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least one mobile SIM. Mobile financial services (MFS) of Digital financial services (DFS) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt

18 Earnings Release 4Q20 results sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term debt including capitalised leases and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net debt excluding lease obligations is a net debt less capitalised leases. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. For other factors please refer to section “non-recurring items that affect year-on-year comparisons”. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ based on the business activities in different geographical areas.

19

Earnings Release
4Q20 results

VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
million	4Q20	3Q20	4Q19	QoQ	YoY	4Q20	3Q20	4Q19	QoQ	YoY
Russia	49.9	49.7	54.6	0.3%	(8.7%)	2.8	2.8	2.6	2.4%	8.2%
Pakistan	66.4	64.2	60.5	3.4%	9.8%					
Ukraine	25.9	25.8	26.2	0.3%	(1.3%)	1.1	1.1	1.0	3.8%	10.9%
Algeria	14.1	14.2	14.6	(0.4%)	(3.2%)					
Bangladesh	33.2	32.8	33.6	1.2%	(1.3%)					
Kazakhstan	9.5	9.7	10.2	(1.9%)	(6.7%)	0.5	0.5	0.4	5.4%	17.1%
Uzbekistan	6.8	6.8	8.1	(0.3%)	(16.3%)					
Other	3.3	4.1	4.5	(20.9%)	(28.1%)	0.0	0.1	0.1	(100.0%)	(100.0%)
Total	**209.1**	**207.4**	**212.4**	**0.8%**	**(1.6%)**	**4.4**	**4.4**	**4.2**	**0.6%**	**6.9%**

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	4Q20	4Q19	FY20	FY19
Unaudited				
EBITDA Adjusted	**826**	**935**	**3,453**	**3,827**
Non-recurring income related to the cancelation of the network sharing agreement in Kazakhstan				38
Non-recurring income related to the compensation from a vendor				350
EBITDA	**826**	**935**	**3,453**	**4,215**
Depreciation	(383)	(434)	(1,576)	(1,652)
Amortization	(83)	(95)	(343)	(394)
Impairment loss	7	(8)	(785)	(108)
Loss on disposals of non-current assets	(98)	(15)	(114)	(43)
Operating profit	**269**	**383**	**635**	**2,019**
Financial Income and Expenses	(112)	(213)	(660)	(839)
- including finance income	3	9	23	53
- including finance costs	(115)	(222)	(683)	(892)
Net foreign exchange (loss)/gain and others	(35)	16	50	2
- including other non-operating (losses)/gains	10	7	111	21
- including net foreign exchange gain	(45)	10	(60)	(19)
Profit before tax	**122**	**186**	**26**	**1,181**
Income tax expense	(87)	(138)	(342)	(498)
Profit/(Loss) for the period	**35**	**48**	**(315)**	**683**
of which profit/(loss) attributable to non-controlling interest	27	26	33	62
of which profit/(loss) attributable to VEON shareholders	8	22	(349)	622

20

Earnings Release
4Q20 results

VEON

RECONCILIATION OF CAPEX

USD mln unaudited	4Q20	4Q19	FY20	FY19
Cash paid for purchase of property, plant and equipment and intangible assets	**491**	**487**	**1,778**	**1,684**
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	467	197	605	396
Capital expenditures	**958**	**684**	**2,383**	**2,081**
Less capital expenditures in licenses and other	(3)	(2)	(54)	(34)
Capital expenditures excl. licenses	**955**	**682**	**2,329**	**2,046**

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

4Q20 compared to 4Q19

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	(2.0%)	(16.0%)	(18.0%)	(11.9%)	(14.5%)	(26.4%)
Pakistan	3.6%	(3.3%)	0.3%	(6.8%)	(2.9%)	(9.8%)
Ukraine	15.2%	(16.4%)	(1.2%)	10.4%	(15.9%)	(5.4%)
Algeria	(7.2%)	(7.0%)	(14.2%)	(8.2%)	(7.0%)	(15.2%)
Bangladesh	2.4%	0.0%	2.4%	4.0%	0.0%	4.0%
Kazakhstan	19.8%	(11.0%)	8.8%	42.8%	(12.9%)	29.9%
Uzbekistan	(15.0%)	(7.5%)	(22.5%)	(44.2%)	(4.9%)	(49.1%)
Total	**1.4%**	**(12.7%)**	**(11.3%)**	**0.8%**	**(12.5%)**	**(11.6%)**

FY20 compared to FY19

	Total Revenue			EBITDA		
	Local currency	Forex and Other[1]	Reported	Local currency	Forex and Other[1]	Reported
Russia	(5.3%)	(9.5%)	(14.8%)	(14.9%)	(8.2%)	(23.2%)
Pakistan	0.8%	(7.5%)	(6.6%)	(0.9%)	(7.6%)	(8.4%)
Ukraine	12.4%	(5.1%)	7.3%	15.6%	(5.5%)	10.2%
Algeria	(5.7%)	(5.4%)	(11.1%)	(9.4%)	(5.2%)	(14.6%)
Bangladesh	0.7%	(0.6%)	0.1%	2.9%	(0.6%)	2.3%
Kazakhstan	15.3%	(16.8%)	(1.5%)	23.0%	(25.1%)	(2.2%)
Uzbekistan	(12.7%)	(10.5%)	(23.3%)	(43.6%)	(6.3%)	(49.9%)
Total	**(1.6%)**	**(8.4%)**	**(10.0%)**	**(2.1%)**	**(15.9%)**	**(18.1%)**

[1] In 2Q19 exceptional item of a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares and a one-off vendor payment of USD 350 million received in 1Q19.

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 December 2020	30 September 2020	30 June 2020
Net debt	**7,987**	**7,520**	**8,166**
Cash and cash equivalents	1,594	1,081	1,166
Long - term and short-term deposits	1	1	21
Gross debt	**9,582**	**8,602**	**9,353**
Interest accrued related to financial liabilities	92	105	92
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(5)	(7)	(6)
Derivatives not designated as hedges	325	377	320
Derivatives designated as hedges	1	-	88
Other financial liabilities	60	94	54
Total financial liabilities	**10,056**	**9,170**	**9,901**

21

Earnings Release
4Q20 results

VEON

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	4Q20	4Q19	YoY	FY20	FY19	YoY
EBITDA Adjusted	**826**	**935**	**(11.6%)**	**3,453**	**3,827**	**(9.8%)**
Termination of a network sharing agreement in Kazakhstan in 2Q19	-	-	0.0%	-	38	(100.0%)
One-off vendor payment to the Company in 1Q19	-	-	0.0%	-	350	(100.0%)
EBITDA	**826**	**935**	**(11.6%)**	**3,453**	**4,215**	**(18.1%)**
Changes in working capital	35	4	814.7%	28	(202)	n.m.
Movements in provision	(19)	55	n.m.	(29)	106	n.m.
Net interest paid received	(165)	(188)	(12.2%)	(621)	(655)	(5.2%)
Income tax paid	(110)	(144)	(23.6%)	(388)	(516)	(24.7%)
Non cash adjustment on operating activities related to IFRS 16	(87)	(94)	(8.5%)	(318)	(358)	(11.0%)
Cash flow from operating activities (excl. lease liabilities)	**481**	**567**	**(15.2%)**	**2,124**	**2,591**	**(18.0%)**
Capex excl.licenses	(955)	(682)	40.0%	(2,329)	(2,046)	13.8%
Non cash adjustment on Capex excl.licenses related to IFRS 16	281	103	171.8%	441	305	44.5%
Working capital related to Capex excl. license	188	111	69.0%	181	127	42.5%
Disposals of capital assets	2	2	15.0%	10	28	(62.6%)
Licenses	(5)	(20)	(73.9%)	(70)	(70)	0.2%
Equity Free Cash Flow after licenses and lease payments	**(8)**	**82**	**n.m.**	**357**	**934**	**(61.8%)**

EBITDA RECONCILIATION ON COUNTRY LEVEL

4Q 2020

USD mln	Russia	Pakistan	Ukraine	Algeria	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	**VEON Consolidated**
EBITDA	343	144	157	78	55	76	17	(10)	(35)	**826**
Less										
Depreciation	(217)	(46)	(26)	(37)	(27)	(19)	(9)	(6)	3	**(383)**
Amortization	(31)	(11)	(12)	(8)	(11)	(9)	(1)	(1)	(0)	**(83)**
Impairment loss	0	-	0	(0)	(0)	(0)	-	(1)	8	**7**
Loss on disposals of non-current assets	(19)	1	(0)	0	(1)	(0)	(1)	(0)	0	**(21)**
Gains/(losses) on sale of investments in subsidiaries	(76)	-	-	-	-	-	-	-	(2)	**(78)**
Operating profit	1	88	119	33	17	48	6	(18)	(26)	**269**

FY 2020

USD mln	Russia	Pakistan	Ukraine	Algeria	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	**VEON Consolidated**
EBITDA	1,504	612	630	302	228	265	68	22	(178)	**3,453**
Less										
Depreciation	(912)	(175)	(101)	(144)	(106)	(75)	(33)	(29)	0	**(1,576)**
Amortization	(133)	(40)	(56)	(33)	(42)	(27)	(4)	(5)	(4)	**(343)**
Impairment loss	(723)	-	(2)	(0)	(1)	(1)	(0)	(1)	(56)	**(785)**
Loss on disposals of non-current assets	(27)	0	(1)	(0)	(5)	(1)	(2)	(1)	1	**(37)**
Gains/(losses) on sale of investments in subsidiaries	(109)	-	-	-	-	-	-	-	31	**(78)**
Operating profit	(399)	397	470	125	74	160	29	(14)	(206)	**635**

22

Earnings Release
4Q20 results

RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	4Q20	4Q19	YoY	4Q20	4Q19	YoY
Russian Ruble	76.22	63.72	(19.6%)	73.88	61.91	(19.3%)
Algerian Dinar	129.72	119.84	(8.2%)	132.08	119.16	(10.8%)
Pakistan Rupee	160.72	155.66	(3.3%)	160.19	154.87	(3.4%)
Bangladeshi Taka	84.78	84.81	0.0%	84.69	84.88	0.2%
Ukrainian Hryvnia	28.27	24.26	(16.5%)	28.27	23.69	(19.4%)
Kazakh Tenge	426.18	386.90	(10.2%)	420.71	381.18	(10.4%)
Uzbekistan Som	10,397.82	9,484.72	(9.6%)	10,476.92	9,507.56	(10.2%)
Armenian Dram	503.51	477.24	(5.5%)	522.59	479.70	(8.9%)
Kyrgyz Som	82.65	69.82	(18.4%)	82.65	69.64	(18.7%)
Georgian Lari	3.27	2.95	(11.0%)	3.28	2.87	(14.3%)

23

Earnings Release
4Q20 results

VEON

ATTACHMENT E: VEON LTD FINANCIAL SCHEDULES
VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF INCOME

for the years ended December 31

(In millions of U.S. dollars, except per share amounts)	**2020**	**2019**	**2018**
Service revenues	7,471	8,240	8,526
Sale of equipment and accessories	392	465	427
Other revenues / other income	117	158	133
Total operating revenues	**7,980**	**8,863**	**9,086**
Other operating income	5	350	—
Service costs	(1,508)	(1,554)	(1,701)
Cost of equipment and accessories	(382)	(479)	(415)
Selling, general and administrative expenses	(2,641)	(2,965)	(3,697)
Depreciation	(1,576)	(1,652)	(1,339)
Amortization	(343)	(394)	(495)
Impairment (loss) / reversal	(785)	(108)	(858)
Gain / (loss) on disposal of non-current assets	(37)	(43)	(57)
Gain / (loss) on disposal of subsidiaries	(78)	1	30
Operating profit	**635**	**2,019**	**554**
Finance costs	(683)	(892)	(816)
Finance income	23	53	67
Other non-operating gain / (loss)	111	21	(68)
Net foreign exchange gain / (loss)	(60)	(20)	15
Profit / (loss) before tax from continuing operations	**26**	**1,181**	**(248)**
Income tax expense	(342)	(498)	(369)
Profit / (loss) from continuing operations	**(316)**	**683**	**(617)**
Profit / (loss) after tax from discontinued operations	—	—	(300)
Gain / (loss) on disposal of discontinued operations	—	—	1,279
Profit / (loss) for the period	**(316)**	**683**	**362**
Attributable to:			
The owners of the parent (continuing operations)	(349)	621	(397)
The owners of the parent (discontinued operations)	—	—	979
Non-controlling interest	33	62	(220)
	(316)	**683**	**362**
Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:			
From continuing operations	($0.20)	$0.36	($0.23)
From discontinued operations	$0.00	$0.00	$0.56
Total	($0.20)	$0.36	$0.33

24 Earnings Release 4Q20 results VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of December 31 2020 2019 (In millions of U.S. dollars) Assets Non-current assets Property and equipment 6,879 7,340 Intangible assets 4,152 5,688 Investments and derivatives 305 235 Deferred tax assets 186 134 Other assets 179 163 Total non-current assets 11,701 13,560 Current assets Inventories 111 169 Trade and other receivables 572 628 Investments and derivatives 165 82 Current income tax assets 73 16 Other assets 335 354 Cash and cash equivalents 1,594 1,250 Total current assets 2,850 2,499 Total assets 14,551 16,059 Equity and liabilities Equity Equity attributable to equity owners of the parent 163 1,226 Non-controlling interests 850 994 Total equity 1,013 2,220 Non-current liabilities Debt and derivatives 8,832 7,759 Provisions 141 138 Deferred tax liabilities 127 141 Other liabilities 28 33 Total non-current liabilities 9,128 8,071 Current liabilities Trade and other payables 1,977 1,847 Debt and derivatives 1,224 2,585 Provisions 151 222 Current income tax payables 175 102 Other liabilities 883 1,012 Total current liabilities 4,410 5,768 Total equity and liabilities 14,551 16,059

25
Earnings Release
4Q20 results
VEON

VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

for the years ended December 31

(In millions of U.S. dollars)	2020	2019	2018
Operating activities			
Profit / (loss) before tax from continuing operations	26	1,181	(248)
Non-cash adjustments to reconcile profit before tax to net cash flows			
Depreciation, amortization and impairment loss / (reversal)	2,704	2,154	2,692
(Gain) / loss on disposal of non-current assets	37	43	57
(Gain) / loss on disposal of subsidiaries	78	(1)	(30)
Finance costs	683	892	816
Finance income	(23)	(53)	(67)
Other non-operating (gain) / loss	(111)	(21)	68
Net foreign exchange (gain) / loss	60	20	(15)
Changes in trade and other receivables and prepayments	(107)	(224)	96
Changes in inventories	40	(28)	(88)
Changes in trade and other payables	94	52	274
Changes in provisions, pensions and other	(29)	106	40
Interest paid	(644)	(714)	(736)
Interest received	23	58	60
Income tax paid	(388)	(516)	(404)
Net cash flows from operating activities	**2,443**	**2,949**	**2,515**
Investing activities			
Purchase of property, plant and equipment and intangible assets	(1,778)	(1,683)	(1,948)
Payments on deposits	(142)	(922)	(32)
Receipts from deposits	69	698	1,066
Proceeds from sale of Italy Joint Venture	—	—	2,830
Receipts from / (investment in) financial assets	(89)	(9)	62
Other proceeds from investing activities, net	30	28	19
Net cash flows from / (used in) investing activities	**(1,910)**	**(1,888)**	**1,997**
Financing activities			
Proceeds from borrowings, net of fees paid *	4,621	2,610	807
Repayment of debt	(4,376)	(2,978)	(4,122)
Acquisition of non-controlling interest	(1)	(613)	—
Dividends paid to owners of the parent	(259)	(520)	(508)
Dividends paid to non-controlling interests	(88)	(138)	(93)
Net cash flows from / (used in) financing activities	**(103)**	**(1,639)**	**(3,916)**
Net increase / (decrease) in cash and cash equivalents	430	(578)	596
Net foreign exchange difference	(48)	(9)	(119)
Cash and cash equivalents at beginning of period	1,204	1,791	1,314
Cash and cash equivalents at end of period, net of overdraft **	**1,586**	**1,204**	**1,791**

** Fees paid for borrowings were US$29 (2019: US$23, 2018: US$64)*

*** Overdrawn amount was US$8 (2019: US$46)*